DSL.NET, INC.
INFORMATION STATEMENT

February 16, 2007

This Information Statement describes the merger of DSL.net, Inc., referred to herein as DSL.net, into MDS Acquisition, Inc., a wholly-owned subsidiary of MegaPath Inc., how the merger affects you, and what your rights are with respect to the merger as a stockholder of DSL.net.  This Information Statement also includes the position of MegaPath Inc., referred to herein as MegaPath, and MDS Acquisition, Inc., referred to herein as MDS, on the fairness of the merger to the stockholders of DSL.net that are unaffiliated with MegaPath or MDS.  Under the terms of the merger, each share of DSL.net common stock owned by you will be canceled in exchange for the right to receive cash in the amount of $0.001 per share, without interest.  Please read this summary and the remainder of this document very carefully.

The name of the company that is the subject of this Information Statement is DSL.net, Inc., a Delaware corporation with its principal executive offices at 50 Barnes Park North, Suite 104, Wallingford, CT 06492 and a telephone number of (203) 284-6100. This Information Statement has been prepared by MegaPath and MDS, which are collectively referred to herein (unless noted or the context requires otherwise) as we, us or MegaPath.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

SUMMARY TERM SHEET

Principal Terms of the Transaction
Relationship of the Parties

MDS currently holds approximately 91.7% of the outstanding shares of DSL.net common stock.  MDS acquired these shares by converting four promissory notes issued by DSL.net in the aggregate principal amount of $2.0 million.  MDS acquired the notes from DSL.net in August 2006 as part of a $13.0 million debt financing that allowed DSL.net to pay off its principal secured creditor, obtain working capital and avoid a bankruptcy filing.  See “ADDITIONAL INFORMATION—Identity and Background of MegaPath” and “ADDITIONAL INFORMATION—Past Contacts, Transactions, Negotiations and Agreements” in this Information Statement.

Short-Form Merger and Merger Consideration

As the holder of more than 90% of the outstanding common stock of DSL.net and pursuant to Section 253 of the Delaware General Corporation Law, referred to herein as the DGCL, we plan to effect a “short-form merger” of DSL.net into MDS.  Under the DGCL, such merger may be accomplished by a vote of the Board of Directors of MDS and without any vote or other action of DSL.net or the other stockholders of DSL.net.

Pursuant to the short-form merger, each outstanding share of common stock of DSL.net (other than shares held by MDS and the DSL.net stockholders, if any, who properly exercise their statutory appraisal rights under the DGCL) will be canceled in exchange for the right to receive cash in the amount of $0.001 per share, without interest.  See “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER—Effects,”  “ADDITIONAL INFORMATION—Terms of the Transaction—Material Terms” and “ADDITIONAL INFORMATION—Terms of the Transaction—Appraisal Rights” in this Information Statement.

Timing of the Merger

The merger will occur no earlier than 30 days after the filing of this Information Statement with the Securities and Exchange Commission, referred to herein as the SEC, which occurred on February 16, 2007, and no earlier than 20 days after the mailing of this Information Statement to stockholders of DSL.net.  See “ADDITIONAL INFORMATION—Terms of the Transaction—Material Terms” in this Information Statement.

Treatment of Option and Warrant Holders

All outstanding options to purchase DSL.net common stock will terminate upon the consummation of the merger.  As a result, if holders of options want to exercise their options, they must do so prior to the merger.  Upon such an exercise, the holder will receive shares of DSL.net common stock that will be cancelled in the merger in exchange for the per share merger consideration.  All unexercised warrants to purchase DSL.net common stock become the right to receive the per share merger consideration upon the merger.  Since the per share merger consideration is substantially less than the per share warrant exercise price, warrants are effectively terminated upon the effectiveness of the merger. See “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER—Effects—Treatment of options and warrants” and “ADDITIONAL INFORMATION—Terms of the Transaction—Material Terms” in this Information Statement.

Purpose of the Merger

The purpose of the merger is for us to become the 100% owner of the business of DSL.net in order to facilitate the integration of DSL.net’s operations with our other operations.  The merger will also result in DSL.net common stock ceasing to be quoted on the OTC Bulletin Board and being de-registered with the SEC, and DSL.net ceasing to be a public reporting company under the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, which will result in substantial cost savings for DSL.net’s business.  See “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER—Purposes” in this Information Statement.

Tax Consequences

In general, for United States federal income tax purposes, the merger will be a taxable transaction to the stockholders of DSL.net other than MDS.  You will recognize taxable gain or loss in the amount of the difference between the amount of cash that you receive for your shares of DSL.net common stock in the merger and your adjusted tax basis for each share of DSL.net common stock that you own at the time of the merger.  See “SPECIAL FACTORS—MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” in this Information Statement.

No DSL.net Board or Stockholder Vote

We are the owner of more than 90% of the outstanding shares of DSL.net common stock and are entitled to effect the short-form merger without any vote of the stockholders or Board of Directors of DSL.net, as permitted by Section 253 of the DGCL.  See “SPECIAL FACTORS—FAIRNESS OF THE MERGER” and “ADDITIONAL INFORMATION—Terms of the Transaction” in this Information Statement.

Surrender of Certificates and Payment for Shares

Instructions for surrendering your stock certificates will be set forth in a Letter of Transmittal, which, along with a Notice of Merger and Appraisal Rights, will be mailed to stockholders of record of DSL.net within 10 calendar days following the date the merger becomes effective, and both documents should be read carefully.  Please do not submit your stock certificates before you have received these documents. Sending your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below.  If you hold physical stock certificates for your shares, your per share merger consideration will be mailed to you approximately three business days after submitting to the payment agent your stock certificates with a properly completed Letter of Transmittal.  If you hold your shares in “street name,” you will receive your per share merger consideration in approximately two business days after the effectiveness of the merger.  See “ADDITIONAL INFORMATION—Terms of the Transaction” in this Information Statement.

Source and Amount of Funds

The total amount of funds required to pay the merger consideration to the stockholders of DSL.net (other than MDS) and to pay the related fees and expenses is estimated to be approximately $309,047.  We plan to fund the purchase price and related fees and expenses with cash from our working capital.  The merger is not subject to any financing conditions.  See “ADDITIONAL INFORMATION—Source and Amount of Funds or Other Consideration” in this Information Statement.

Fairness of the Merger

MegaPath’s Position on the Fairness of the Merger

We have determined that the merger is both substantively and procedurally fair to the unaffiliated stockholders of DSL.net.  For the purposes of this Information Statement, the term “unaffiliated stockholders” means those holders of common stock who are not affiliated with MegaPath or MDS.  We believe that the $0.001 per share consideration to be paid for shares of DSL.net common stock is fair to the unaffiliated stockholders.  Below is a summary of factors that we considered in making this determination:

•

We determined that DSL.net could not be valued as a going concern because of its negative cash flows and its insufficient working capital to continue its operations at current levels past the second quarter of 2007 without additional capital.  As a result we examined and considered DSL.net’s net liquidation value at a range of sale prices for its assets.  At the low-end and mid-range of estimated asset sales prices, gross liquidation proceeds would be less than the corporate liabilities that must be satisfied prior to making any payments to stockholders.  At the high-end of the estimated asset sales prices, the resulting per share value for shares held by unaffiliated stockholders was approximately $0.0006.  The $0.001 per share to be paid for shares held by unaffiliated stockholders in the merger substantially exceeds the high-end of our liquidation value analysis.

•

We have acquired 2,650,831,092 shares of DSL.net common stock through the conversion of promissory notes issued to us by DSL.net with an aggregate principal amount of $2.0 million, resulting in an average purchase price per share of $0.00075 for the shares of DSL.net common stock we hold.  This average purchase price per share resulted from an arms’-length negotiation between DSL.net and MegaPath in August 2006 at a time when the parties were unaffiliated and after which DSL.net had actively sought alternative transactions.  The $0.001 per share to be paid for shares held by unaffiliated stockholders in the merger is a 33% premium to the price we paid for our shares.

•

At the time DSL.net and MegaPath entered into the August 2006 debt financing transaction, which enabled us to be in a position to acquire a controlling equity stake in DSL.net and to thereafter effect the short-form merger, the only alternative transactions available to DSL.net would have involved making a bankruptcy filing, which we believe would likely not have resulted in any payments for shares of DSL.net common stock.

•

The $0.001 per share to be paid for shares held by unaffiliated stockholders in the merger is greater than the net book value per share of DSL.net common stock, which is $0 since DSL.net has negative stockholders’ equity.

•

The unaffiliated stockholders of DSL.net are entitled to exercise appraisal rights and demand “fair value” for their shares of DSL.net common stock, which will be determined by the Delaware Court of Chancery and may be more or less than the cash consideration offered in the merger.

See “SPECIAL FACTORS—FAIRNESS OF THE MERGER” in this Information Statement.

Appraisal Rights

You have statutory appraisal rights with respect to the merger and may demand payment of the fair value of your DSL.net common stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus a fair rate of interest, if any, from the date of the consummation of the merger.  This value may be more or less than the $0.001 per share in cash merger consideration being offered by MDS in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights, which mailing will occur within 10 days of the effectiveness of the merger, and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL.  The statutory right of appraisal is set out in Section 262 of the DGCL, which is attached to this Information Statement as Appendix A.  Any failure to comply with its terms will result in an irrevocable loss of such right.  Stockholders seeking to exercise their statutory right of appraisal are encouraged to review Appendix A carefully and to seek advice from legal counsel.  See “ADDITIONAL INFORMATION—Terms of the Transaction—Appraisal Rights” in this Information Statement.

Consequences of the Merger
Effects of the Merger	Completion of the merger will have the following consequences:
• DSL.net will be merged with and into MDS resulting in a single entity that is wholly owned by MegaPath.

•

MegaPath will have the exclusive opportunity to participate in the future earnings and growth, if any, of DSL.net’s operations, but will bear the risk of losses that may result from DSL.net’s operations or a decline in its value after the merger.

• DSL.net will no longer be subject to the reporting and other disclosure obligations of the Exchange Act, including requirements to file annual and other periodic reports.
• DSL.net will no longer incur the costs associated with being a public company, including legal, audit and other fees.

• Each of your shares of DSL.net common stock will be converted into the right to receive $0.001 in cash, without interest, unless you properly exercise your statutory appraisal rights under the DGCL.

See “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER—Reasons” and “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER—Effects” in this Information Statement.

For More Information

You may read and copy any of the documents incorporated by reference herein at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  These SEC filings are also available to the public at the SEC’s Internet web site at www.sec.gov.  See “ADDITIONAL INFORMATION—Information about DSL.net,” “ADDITIONAL INFORMATION—Identity and Background of MegaPath” and “ADDITIONAL INFORMATION—Financial Statements—Incorporation by reference” in this Information Statement.

If you have any questions about the merger, please call Steven Chisholm, Senior Vice President of MegaPath, at (714) 327-2075.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Purposes

The purpose of the merger of DSL.net into MDS is for MegaPath to acquire 100% ownership of DSL.net.  Following the merger, MegaPath plans to integrate the operations and assets of DSL.net into the other parts of its operations.  Based on DSL.net’s size and resources, we believe that the costs associated with DSL.net remaining a public company are not justified.  Following the merger, and as a result of not being a public company, we anticipate realizing cost savings of approximately $1.5 million per year. The principal sources of these savings include approximately $730,000 in reduced insurance costs, approximately $460,000 in reduced accounting fees, approximately $200,000 in reduced legal fees, and approximately $140,000 in reduced director fees.  We believe that such costs create a burden that adversely impacts DSL.net’s ability to efficiently and profitably operate its business.

Alternatives

We believe that using a short-form merger to effect the merger is the quickest and most cost effective way for us to acquire the shares of unaffiliated stockholders of DSL.net, and will provide the holders of DSL.net common stock with faster liquidity than alternative forms of transaction. We considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of DSL.net’s Board of Directors and of the unaffiliated stockholders of DSL.net.  A long-form merger would have involved negotiations with DSL.net’s Board of Directors, who likely would have engaged outside counsel in connection with such negotiations.  The short-form merger does not require any action by the DSL.net Board of Directors and therefore avoids incurring the cost of outside counsel for DSL.net’s Board of Directors in connection with the proposed merger.  We also rejected a tender offer for the DSL.net common stock held by unaffiliated stockholders, as it would entail additional costs to prepare tender offer documents and conduct the tender offer, and we would likely still have to conduct a subsequent short-form merger and incur the same costs that are now being incurred for the short-form merger described in this information statement.  We also rejected the purchase of the assets of DSL.net because of the costs, delay and uncertainty associated with such a transaction.   An asset purchase would have involved separate negotiations with many of DSL.net’s customers and lessors to obtain their consent to the assignment of customer contracts and facility leases, respectively.   In our view, a piecemeal approach to acquiring assets would likely have resulted in higher transaction costs and some assets not being acquired at all or on a timely basis.  We considered not entering into the short-form merger, but determined that merely maintaining our status as a majority stockholder would not allow us to realize fully the potential benefits of combining DSL.net’s operations, assets and business with our other operations, assets and business.

Reasons

In determining whether to effect the merger, we considered several factors, including:

•

The operating efficiencies and synergies that might result from the integration of DSL.net’s operations, assets and business with our other operations, assets and business.  These efficiencies and synergies would be more difficult to realize if the two companies were required to interact on an arms-length basis, as would be required if we remained merely a majority stockholder.

•

The reduction in the amount of public information available to competitors about DSL.net’s businesses that would result from the termination of DSL.net’s obligations under the reporting requirements of the Exchange Act and any other requirements of the SEC.  This reduction in information about DSL.net may help the DSL.net business to compete more effectively.

•

The elimination of activities required of DSL.net’s management associated with public reporting and other tasks resulting from DSL.net’s public company status, including, for example, the dedication of time by and resources of DSL.net’s management to stockholder inquiries and investor and public relations, and continued compliance with the requirements of the Sarbanes-Oxley Act of 2002, as amended.  The elimination of these activities should enable DSL.net management to spend more time on its business and operations.

•

The decrease in costs, particularly those associated with being a public company, that we anticipate could result in savings of approximately $1.5 million per year.  The principal sources of savings include approximately $730,000 in reduced insurance costs, approximately $460,000 in reduced accounting fees, approximately $200,000 in reduced legal fees, and approximately $140,000 in reduced director fees.

•

The greater flexibility that DSL.net’s management would have to focus on long-term business goals, as opposed to quarterly earnings.  As a non-reporting company, the business will not have to publicly report financial and operating results on a quarterly basis.  We believe that removing this periodic reporting obligation will provide greater flexibility to management to implement business changes that may take a long time to produce results.

•

The perceived lack of interest by institutional investors in companies with a limited public float.  As a result, we believe that it would be difficult for DSL.net to raise substantial additional capital as a public company.

•

The fact that the merger will afford the holders of shares of DSL.net common stock the opportunity to receive cash for their shares at a price considered fair by the Boards of Directors of MegaPath and MDS (or, in the alternative, to seek an appraisal of the fair value of such shares pursuant to and in accordance with Section 262 of the DGCL).

In our view, there were no significant advantages to leaving DSL.net as a public company.  In our view, the disadvantages of leaving DSL.net as a public company were the high costs and substantial burdens of maintaining DSL.net’s status as a public company without the ability to achieve meaningful benefits from such status.  However, from the perspective of unaffiliated stockholders, the merger has the disadvantages of having their interest in DSL.net involuntarily liquidated into cash and of ceasing to have public information regarding DSL.net available to them.

We determined to effect the merger promptly after we were able to acquire ownership of greater than 90% of the outstanding shares of common stock of DSL.net because we wish to immediately realize the benefits of taking DSL.net private, as discussed above.

Effects

General.  Upon completion of the merger, we will receive the entire benefit of the right to participate in any future increases in the value of DSL.net’s business, and we will bear the complete risk of any losses incurred in the operation of DSL.net’s business and any decrease in the value of DSL.net’s business, including any increases and decreases in the net book value and net earnings of DSL.net.  Once the merger is completed, the unaffiliated stockholders will no longer be able to benefit from a sale of DSL.net to a third party.  From DSL.net’s perspective, after the merger, DSL.net’s operations and management will be under the exclusive control of MegaPath as its 100% parent.

Stockholders other than MegaPath.  Pursuant to the merger, the unaffiliated stockholders will be required to surrender their shares of DSL.net involuntarily in exchange for a cash price determined by us.  Upon completion of the merger, the unaffiliated stockholders will no longer have any interest in, and will not be stockholders of, DSL.net and, therefore, will not participate in DSL.net’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of DSL.net.  In addition, the unaffiliated stockholders will not share in any distribution of proceeds after any sales of businesses of DSL.net, if any.  All of the unaffiliated stockholders’ other rights of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of DSL.net and to receive appraisal rights upon certain future mergers or consolidations of DSL.net (except to the extent such appraisal rights are perfected in connection with the short-form merger described in this Information Statement), as well as the benefit of potential increases in the value of a stockholder’s holdings in DSL.net based on any improvements in DSL.net’s future performance, will be extinguished upon completion of the merger.

Upon completion of the merger, the unaffiliated stockholders also will not bear the risks of potential decreases in the value of their holdings in DSL.net based on any downturns in DSL.net’s future performance or the stock market.  Instead, the unaffiliated stockholders will have liquidity in the form of the merger consideration in place of an ongoing equity interest in DSL.net in the form of the shares of DSL.net common stock.  In summary, if the merger is completed, the unaffiliated stockholders will have no ongoing rights as stockholders of DSL.net other than statutory appraisal rights in the case of unaffiliated stockholders who are entitled to and perfect these rights under Delaware law.

Public trading of shares of DSL.net common stock will cease.  Upon the consummation of the merger, public trading of the shares of DSL.net common stock will cease.  We intend to cause the DSL.net common stock to cease being quoted on the OTC Bulletin Board, referred to herein as the OTCBB, following the merger.

DSL.net will cease to be a public company.  Following the merger, we intend to de-register the DSL.net common stock under the Exchange Act.  As a result, DSL.net will no longer be required under the federal securities laws to file annual, quarterly and other reports with the SEC and will no longer be subject to the proxy rules under the Exchange Act.  In addition, the officers, directors and principal stockholders of DSL.net will no longer be subject to the reporting and short swing profit provisions of Section 16 of the Exchange Act.  Furthermore, DSL.net will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act, and officers of DSL.net will no longer be required to certify the accuracy of its financial statements.

Treatment of options and warrants.  Pursuant to their terms, all unexercised options to purchase DSL.net common stock will terminate upon the effectiveness of the merger since DSL.net is not the surviving company in the merger.  As a result, if holders of options want to exercise their options, they must do so prior to the effectiveness of the merger.  Upon the exercise of an option prior to the merger, the holder will receive shares of DSL.net common stock that will be cancelled in the merger in exchange for the per share merger consideration.  Pursuant to their terms, all unexercised warrants to purchase DSL.net common stock will provide the warrant holder with the right to receive the per share merger consideration, which is substantially less than the per share warrant exercise price, thus effectively terminating the warrants upon the effectiveness of the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes material United States federal income tax considerations relevant to the merger that are applicable to holders of DSL.net common stock.  This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change.  Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of the DSL.net common stock as described herein.

This discussion does not address all aspects of United States federal income taxation that may be relevant to holders of DSL.net common stock in light of their personal circumstances or to holders who may be subject to special tax rules, including holders who are dealers in securities or foreign currency, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons or entities, who are financial institutions or insurance companies, who are tax-exempt organizations, who hold their shares as “qualified small business stock” pursuant to Section 1202 of the Code, who do not hold their DSL.net common stock as capital assets, who acquired their DSL.net common stock in connection with stock option or stock purchase plans or other employee plans or compensatory arrangements, who hold DSL.net common stock as part of an integrated investment (including a “straddle,” pledge against currency risk, “constructive” sale or “conversion” transaction) comprised of shares of DSL.net common stock and one or more other positions, or who may have acquired DSL.net common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code.  In addition, this summary does not address the tax consequences of the merger under state, local or foreign tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are consummated in connection with the merger) including without limitation any transaction in which shares of DSL.net common stock are acquired, or the tax consequences to holders of options, warrants or similar rights to acquire DSL.net common stock.

Neither MegaPath, MDS nor DSL.net has requested a ruling from the Internal Revenue Service (the “IRS”) in connection with the merger or related transactions.  Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position.

IN VIEW OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY, EACH DSL.NET COMMON STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER’S OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF SUCH STOCKHOLDER’S OWN TAX SITUATION.

The receipt of cash by stockholders of DSL.net, pursuant to the merger or pursuant to the exercise of the stockholder’s statutory appraisal rights, will be a fully taxable transaction.  Accordingly, a DSL.net common stockholder will generally be required to recognize gain or loss in connection with such transaction equal to the difference between that DSL.net common stockholder’s basis in such stock and the amount of cash paid in the merger for such stock (or paid in connection with the assertion of such appraisal rights).  Any such gain or loss will be characterized as capital gain or loss provided that such DSL.net common stock was a capital asset in the hands of such DSL.net common stockholder at the effective time of the merger.  Any such capital gain or loss generally will be long-term capital gain or loss if the DSL.net common stock being disposed of was held by such DSL.net common stockholder for more than one year as of the effective time of the merger and otherwise should be short-term capital gain or loss.  The amount, character and timing of such gain or loss generally will be determined separately with respect to each block of stock owned by a DSL.net common stockholder.

Payments made to the holders of DSL.net common stock pursuant to the merger may be subject to “backup withholding” at a rate of 28% for Federal income tax purposes unless certain requirements are satisfied.  In order to avoid backup withholding, a DSL.net common stockholder must complete the applicable Form W-8 (if the DSL.net common stockholder is a nonresident alien individual or foreign entity) or Form W-9 (if the DSL.net common stockholder is a United States resident or domestic entity).  Forms W-8 and W-9 may be obtained from the IRS website, www.IRS.gov.

INFORMATION IN THIS INFORMATION STATEMENT ADDRESSING OR OTHERWISE RELATING TO THE TAX CONSEQUENCES OF THE MERGER (THE “TAX INFORMATION”) IS NEITHER INTENDED NOR PROVIDED TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED ON SUCH TAXPAYER.  ADDITIONALLY, THE TAX INFORMATION WAS PREPARED, AND IS BEING PROVIDED, TO SUPPORT THE PROMOTION OR MARKETING OF THE MERGER.  THE TAX CONSEQUENCES OF THE MERGER WILL VARY IN ACCORDANCE WITH THE SPECIFIC CIRCUMSTANCES OF EACH TAXPAYER.  IN LIGHT OF THE FOREGOING, EACH TAXPAYER SHOULD CONSULT HIS OR HER OWN INDEPENDENT TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE MERGER.

FAIRNESS OF THE MERGER

Fairness.  Because we currently own approximately 91.7% of the outstanding shares of DSL.net common stock, MegaPath and MDS are deemed “affiliates” of DSL.net within the meaning of Rule 12b-2 under the Exchange Act.  Accordingly, in compliance with Rule 13e-3 under the Exchange Act, we have considered the substantive and procedural fairness of the merger to the unaffiliated stockholders of DSL.net.  Each of MegaPath and MDS has determined that the merger is both substantively and procedurally fair to the unaffiliated stockholders of DSL.net.

On January 30, 2007, at a special meeting of DSL.net stockholders, the DSL.net stockholders approved an amendment to DSL.net’s certificate of incorporation increasing the number of authorized shares of DSL.net’s common stock to 4,000,000,000 shares, and a certificate of amendment effecting such increase was filed with the Delaware Secretary of State.  This increase in the authorized number of shares of DSL.net common stock was a condition to the MDS’s ability to convert a DSL.net convertible promissory note held by MDS.

On February 1, 2007, the Boards of Directors of MegaPath and MDS held meetings at which they discussed the conversion of the remaining DSL.net convertible promissory note held by MDS and the proposed plan to acquire 100% ownership of DSL.net by means of a short-form merger.  At these meetings, our boards resolved to proceed with converting the remaining convertible promissory note issued by DSL.net to MDS in order that we would hold more than 91% of the outstanding common stock of DSL.net. Our boards also reviewed and discussed the proposed plan to acquire the shares of DSL.net common stock held by unaffiliated stockholders through the short-form merger.  At these meetings, our management presented analyses of the liquidation value of DSL.net and the average price per share paid by us for shares of DSL.net common stock. Our boards resolved to proceed with the short-form merger of DSL.net into MDS, in which the merger consideration for shares of DSL.net common stock held by the unaffiliated stockholders would be $0.001 per share, and determined that the merger is both substantively and procedurally fair to the unaffiliated stockholders of DSL.net.

Factors considered in determining fairness.  In reaching the determination that the merger is substantively fair, we considered the following material factors:

•

Going Concern Value.  We determined that DSL.net could not be valued as a going concern because of its negative cash flows and its insufficient working capital to continue its operations at current levels past the second quarter of 2007 without additional capital.  As a result of continuing negative cash flows, a discounted cash flow analysis of value was not meaningful.  The lack of sufficient capital for DSL.net to continue operating led us to consider DSL.net’s liquidation value.

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Liquidation Value.  We examined and considered DSL.net’s net liquidation value, which is the amount that would be paid on a per share basis if the company was liquidated by selling its assets and the sale proceeds, after satisfying company liabilities, were distributed to stockholders.  While typically this analysis would be conducted by examining the expected sales values of individual assets, we determined that a sale of all or substantially all assets for operating DSL.net’s business would result in higher gross proceeds.  We estimated the expected sales price for substantially all of DSL.net’s assets by applying revenue multiples to the projected revenue for DSL.net for the first quarter of 2007.  We used a range of revenue multiples based on the terms of our August 2006 debt financing with DSL.net, which terms DSL.net accepted after conducting a competitive process seeking other alternatives.  For this liquidation value analysis we analyzed revenue multiples of 0.4, 0.5 and 0.6, as the terms of our August 2006 debt financing implied a revenue multiple of 0.41 for DSL.net, which revenue multiple was determined by annualizing DSL.net’s unaudited revenue for the third quarter of 2006 (approximately $8,798,000) and dividing it by the enterprise valuation of DSL.net implied by the August 2006 debt financing. The implied enterprise value was determined to be approximately $14,286,000 by dividing the debt financing proceeds provided by us in the August 2006 debt financing transaction ($13,000,000) by the 91% ownership stake of DSL.net that MDS was enabled to achieve as a result of the August 2006 debt financing.  We estimated DSL.net’s first quarter 2007 revenue to be approximately $7.7 million by multiplying DSL.net’s unaudited revenue for the fourth quarter of 2006 (approximately $8,241,000) by one minus the percentage decline in DSL.net’s unaudited revenue between the third quarter of 2006 and the fourth quarter of 2006, which percentage decline was 6.3%.  We then multiplied this projected quarterly revenue for the first quarter of 2007 by four and then multiplied this annualized revenue projection by the 0.4, 0.5 and 0.6 revenue multiples to calculate gross liquidation proceeds of $12.4 million, $15.4 million and $18.5 million, respectively.  From these gross proceeds amounts we subtracted DSL.net liabilities that would need to be satisfied in a liquidation of the company in advance of any distributions to stockholders. These liabilities were estimated to total approximately $16.8 million, including the principal and accrued interest owed on DSL.net’s non-convertible notes held by MDS, which would be $14.8 million (including the additional $1.182 million face amount non-convertible note issued to MDS by DSL.net in October 2006) at the end of March 2007.  Thus, using the low-end and mid-range revenue multiples, gross liquidation proceeds would be less than the liabilities to be satisfied prior to making any payments to stockholders.  At the high-end multiple, gross liquidation proceeds would exceed liabilities by approximately $1.7 million, which multiplied by the percentage of outstanding shares of DSL.net common stock held by unaffiliated stockholders, 8.3%, and divided by the number of outstanding shares of DSL.net common stock held by unaffiliated stockholders, 239,020,817, would result in a per share amount for unaffiliated stockholders of approximately $0.0006.  The $0.001 per share to be paid for shares held by unaffiliated stockholders in the merger substantially exceeds the high-end of our liquidation value analysis.

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Average purchase price for our previous purchases.  We have acquired 2,650,831,092 shares of DSL.net common stock through the conversion of four promissory notes issued to us by DSL.net with an aggregate principal amount of $2.0 million, resulting in an average purchase price per share of $0.00075 for the shares of DSL.net common stock we hold. The $0.001 per share to be paid for shares held by unaffiliated stockholders in the merger is a 33% premium to the price we paid for the shares of DSL.net common stock we hold.

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Previous purchases by us negotiated on an arms’-length basis.  Our average purchase price per share resulted from an arms’-length negotiation between parties that at the time were unaffiliated.  In the negotiation of the terms of our August 2006 debt financing of DSL.net, one of the terms negotiated was the amount of debt provided by us that would be convertible into a 91% ownership position of DSL.net common stock.  DSL.net’s negotiations with us produced benefits for the unaffiliated stockholders of DSL.net, including an increase in the effective price per share of DSL.net common stock paid by us from what we had initially been willing to pay.

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Net book value.  We considered DSL.net’s net book value, which is the amount that would be paid on a per share basis if the entire company was sold for an amount equal to the recorded amount of its total assets minus its total liabilities and the proceeds were distributed to shareholders.  However, since DSL.net’s total liabilities were greater than its total assets, as reported by DSL.net in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, DSL.net’s net book value was $0. The $0.001 per share to be paid for shares held by unaffiliated stockholders in the merger is greater than DSL.net’s unaudited net book value.

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Appraisal rights.  We recognize that Delaware law provides unaffiliated stockholders with an opportunity to secure “fair value” if they are able to convince a court that they are not receiving fair value pursuant to the merger.  The unaffiliated stockholders are entitled to exercise appraisal rights and demand “fair value” for their shares of DSL.net common stock, which will be determined by the Delaware Court of Chancery and may be more or less than the cash consideration offered by us in the merger.  See “ADDITIONAL INFORMATION – Terms of the Transaction – Appraisal Rights.”

Procedural fairness.  We also determined that the merger is procedurally fair to the unaffiliated stockholders.  In reaching this determination, we relied on the following factors:

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Previous purchases by us negotiated on an arms’-length basis.  The DSL.net Board of Directors, which consisted solely of directors who were not affiliated with MegaPath or MDS and which retained on behalf of DSL.net independent financial and legal advisors, oversaw the negotiation of the terms of the financing transaction, including our ability to effect the short-form merger following the August 2006 debt financing transaction, approved of the negotiated financing terms and concluded that the terms of the financing were fair to the unaffiliated stockholders.

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DSL.net sought alternative transactions.  DSL.net, prior to entering into the financing transaction with us that has positioned us to effect the merger, directly and through its financial advisor, contacted potential strategic partners and prospective buyers, other than MegaPath, to solicit interest in pursuing an alternative transaction, and the purchase agreement for our August 2006 debt financing transaction with DSL.net provided DSL.net with the ability, until the closing of the financing transaction and subject to conditions, to continue to consider alternative transactions and to terminate the purchase agreement in order to recommend, approve or accept a superior transaction that would, if completed, result in a transaction that was reasonably likely to provide greater value.

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Lack of firm offers.  Other than our purchase of convertible promissory notes in our August 2006 financing of DSL.net, we are not aware of any firm offers made in the last two years for the purchase of DSL.net’s securities that would enable the holder to exercise control of DSL.net.  Other than the merger with MegaPath, we are not aware of any firm offers made in the last two years for the merger or consolidation of DSL.net with or into another company.  Also, we are not aware of any firm offers made in the last two years for the sale or other transfer of all or any substantial part of the assets of DSL.net.  We are, however, aware that DSL.net, prior to entering the financing transaction with us in August 2006, devoted considerable effort to finding a source of financing or a buyer that would be able to finance DSL.net’s negative cash flow or utilize its assets as part of a more viable enterprise and that DSL.net engaged an investment banker to assist with this effort.  While these efforts resulted in negotiations with other parties regarding possible alternative transactions to our debt financing of DSL.net that enabled us to effect the merger described in this Information Statement, these negotiations for alternative transactions had been terminated by the other parties by the time of DSL.net’s approval and closing of the financing transaction with us.

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Appraisal rights.  The unaffiliated stockholders who believe that the terms of the merger are not fair can pursue appraisal rights under the DGCL.  See “ADDITIONAL INFORMATION – Terms of the Transaction – Appraisal Rights.”

Historical and current market prices for DSL.net common stock have been and are substantially higher than the $0.001 per share to be paid for shares held by unaffiliated stockholders in the merger.  The closing market price of DSL.net common stock on August 22, 2006, the day before the announcement of our debt financing transaction of DSL.net, was $0.032 per share.   The closing market price of DSL.net common stock on February 15, 2007 was $0.013 per share.  However, we do not consider current and historical market prices for DSL.net common stock as accurate indications of the value of DSL.net or its common stock and therefore we did not find market prices relevant to our belief that the merger is fair.  We do not believe that current or historical market prices accurately reflect DSL.net’s recent financial condition or operating performance, as disclosed in DSL.net’s public filings.  DSL.net’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 reported that DSL.net’s “sustained operating losses raise substantial doubt about its ability to continue as a going concern.”   Even after our August 2006 debt financing of DSL.net, DSL.net reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 that its “sustained operating losses raised substantial doubt about its ability to continue as a going concern” and continued to alert stockholders of the need for additional capital in order to continue operations.  DSL.net’s continuing losses and lack of sufficient capital to continue operating led us to consider DSL.net’s liquidation value, as discussed above.  We believe that DSL.net’s liquidation value and the average price per share paid for the DSL.net shares we own, which price resulted from arms’–length negotiations, are accurate measures of the value of DSL.net’s common stock and that its market prices are not accurate indications of value.  We also believe that market prices are not relevant as there has been low trading volume of shares of DSL.net common stock.

We also considered the following factors, each of which we considered negative, in our determination of the fairness of the terms of the merger to the unaffiliated stockholders and its procedural fairness:

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Termination of participation in future growth of DSL.net.  Following the successful completion of the merger, the unaffiliated stockholders will involuntarily have their interest in DSL.net liquidated and will cease to be stockholders of DSL.net.  Therefore, after the merger is effected, the unaffiliated stockholders will not have the right to retain their shares and sell them at a time and a price of their choosing, nor will they otherwise have the right to participate in the future earnings or growth, if any, of DSL.net or benefit from increases, if any, in the value of DSL.net.

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No public stockholder approval.  The unaffiliated stockholders will not have an opportunity to vote on the short-form merger.

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No unaffiliated representative or independent director approval. No special committee of directors of DSL.net was appointed to evaluate the merger, nor was an independent representative of DSL.net or the unaffiliated stockholders appointed to act solely on behalf of the unaffiliated stockholders for the purpose of negotiating the terms of the merger or preparing a report concerning the fairness of the merger.

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No DSL.net Board of Directors approval. The Board of Directors of DSL.net did not vote on the short-form merger.

After giving these additional factors due consideration, we concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that we considered to support our belief that the merger is substantively and procedurally fair to the unaffiliated stockholders.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the merger to the unaffiliated stockholders, and the complexity of these matters, we did not find it practicable to, nor did we attempt to, rank or otherwise assign relative weights to the specific factors we considered. Moreover, we have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

Approval of stockholders and the Board of Directors of DSL.net. Because the merger is a short-form merger under Section 253 of the DGCL and because we hold more than 90% of the outstanding shares of voting stock of DSL.net, the merger does not require approval by the unaffiliated stockholders of DSL.net or the Board of Directors of DSL.net.  The merger was not structured as a merger which would require the approval of a majority of the unaffiliated stockholders or the Board of Directors of DSL.net because such structure was not required and because an alternative structure would have entailed additional delays and costs which we sought to avoid.

Unaffiliated representative. No directors of DSL.net’s Board of Directors have been appointed to create a special committee of independent directors nor has a representative not affiliated with DSL.net been retained to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the merger or preparing a report concerning the fairness of the merger.  Because the merger is being completed under Section 253 of the DGCL, we are able to set the terms of the merger without any action by DSL.net’s Board of Directors and without any vote of the unaffiliated stockholders.  The merger was structured in this way in order to complete the merger in a faster, more cost-effective way than would be the case if directors of DSL.net’s Board of Directors had been appointed to create a special committee of independent directors to review or approve the merger or if a representative not affiliated with DSL.net had been retained to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the merger or preparing a report concerning the fairness of the merger.

Appointment of directors to Board of Directors of DSL.net. Pursuant to the terms of the purchase agreement for the August 2006 debt financing transaction, we were entitled to name two representatives to the DSL.net Board of Directors at the closing of the financing transaction.  Pursuant to those rights, Paul Milley and Emerson Walters, members of MegaPath management who were nominated by MegaPath, became members of the DSL.net Board of Directors on August 28, 2006.  The purchase agreement for the financing transaction also provided that MegaPath could appoint two additional representatives to the Board of Directors after we held a majority of DSL.net’s outstanding common stock.  Pursuant to these rights, Steven B. Chisholm and J. Brooke Mastin became directors of DSL.net on January 18, 2007.  At such time, MegaPath appointees constituted a majority of the Board of Directors of DSL.net.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Report, opinion or appraisal

We did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions or appraisals concerning, the merger or value of the DSL.net common stock and, accordingly, we have not received any report, opinion or appraisal from an outside party relating to the fairness of the merger consideration being offered to the unaffiliated stockholders or the fairness of the merger to DSL.net or to its unaffiliated stockholders.

ADDITIONAL INFORMATION

Information about DSL.net

Securities. DSL.net’s authorized capital stock consists of 4,000,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share.  As of February 5, 2007, 2,889,851,909 shares of common stock were outstanding and no shares of preferred stock were outstanding.

Trading Market and Price.  DSL.net’s common stock was traded on the American Stock Exchange (“AMEX”) until January 10, 2006, when the AMEX listing was terminated due to the low selling price of the common stock.  Since then the common stock has been quoted and traded on the OTCBB under the symbol “DSLN.”  The high and low sales prices per share of the common stock as reported by AMEX and by the OTCBB, respectively, for each quarter during the past two years are shown below.

Quarter Ended	High	Low	Quarter Ended	High	Low
December 31, 2006	$0.033	$0.017	December 31, 2005	$0.09	$0.03
September 30, 2006	$0.05	$0.023	September 30, 2005	$0.11	$0.06
June 30, 2006	$0.065	$0.03	June 30, 2005	$0.14	$0.07
March 31, 2006	$0.09	$0.03	March 31, 2005	$0.37	$0.13

During the period from January 1, 2007 to February 15, 2007, the high and low sales prices were $0.025 and $0.0102, respectively.  The closing sale price of DSL.net’s common stock on February 15, 2007 was $0.013 per share.

Dividends.  To our knowledge, DSL.net has never declared or paid any cash dividends on its common stock and it does not anticipate that any cash dividends will be declared or paid in the foreseeable future.  In any event, under the promissory notes issued to us, DSL.net is prohibited from declaring, paying or making any dividend distribution on any class of stock.

Identity and Background of MegaPath

Name and Address. MegaPath Inc. and MDS Acquisition, Inc. are the persons that prepared and filed this Information Statement.  The address and telephone number for both MegaPath and MDS are: 555 Anton Boulevard, Suite 200, Costa Mesa, CA 92626; and (714) 327-2000.  MDS is an affiliate of DSL.net by virtue of owning 2,650,831,092 shares of DSL.net common stock, which is approximately 91.7% of the currently outstanding number of shares of DSL.net common stock, and having designated four members of DSL.net’s seven-member Board of Directors.  MegaPath is an affiliate of DSL.net by virtue of being the sole stockholder of MDS.

Business Background of MegaPath and MDS.  MegaPath is a Delaware corporation that is a leading provider of secure access and managed network solutions combining broadband connectivity, VPN, IP telephony and security technologies.  MDS is a Delaware corporation and wholly-owned subsidiary of MegaPath, and was formed to acquire the promissory notes and common stock of DSL.net.  Neither MegaPath nor MDS has been convicted in a criminal proceeding during the past five years, nor has either of them been a party to any judicial or administrative proceeding during the past five years (other than matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name, Address, Business and Background of Natural Persons. The five-year employment history of each of the directors and executive officers of MegaPath and MDS are as follows:

D. Craig Young – Mr. Young has been Chairman of the Board of Directors, Chief Executive Officer and a director of MegaPath since joining the company in July 2004.  Before joining MegaPath, from June 1999 until October 2002, he was the Vice Chairman and Director of AT&T Canada, and also previously served as President of that entity beginning in June 1999 up until June of 2000.  He was President and CEO of MetroNet Communications Inc. from 1998 to 1999 and before that, Mr. Young served as President and Chief Operating Officer of Brooks Fiber from 1995 to 1998 and, from 1980 to 1995, he held various executive level positions, including Vice President Sales, Ameritech Custom Business Services; Vice President Sales and Service for Business and Government Services, U S WEST Communications; and President, Executone Information Systems.  Mr. Young has also been the Chief Executive Officer of MDS since August 2006.

Skip Besthoff – Mr. Besthoff is a Principal with Rho Ventures, a venture capital firm.  Prior to joining Rho in 2000, he was with Alliance Consulting Group, focusing primarily on growth strategy formulation and e-commerce.  Previously, Mr. Besthoff spent five years with Andersen Consulting performing large-scale systems integration and process reengineering engagements.  He has been a director of MegaPath since March 2005, and he currently also sits on the Boards of Directors of Verified Person and Everdream.

Paul Chisholm – Mr. Chisholm is Chairman and Chief Executive Officer of mindSHIFT Technologies, a Managed Service Provider of voice and data services to the small and medium business markets, which positions he has held since October, 2003. Before joining mindSHIFT, he was President of Paul Chisholm, Inc., a consulting business to voice and data service providers, from March 2001 to September 2003.  Previously he was President and CEO of COLT Telecom Group plc, a European provider of telecom and Internet services, from December 1996 until February 2001. He has been a director of MegaPath since February 2003.  He also serves on the Board of Directors of Sycamore Networks.

Mark Iwanowski – Mr. Iwanowski is Chairman of the Board of Directors and CEO of KSR Inc., a company focused on the newly emerging enterprise risk management space, where he has served since January 2006.  He has 25 years of experience in technology services and has held executive positions with Fortune 500 companies, including Honeywell, Raytheon, SAIC and Oracle. Mr. Iwanowski has also served as a principal in two startups: Applied Remote Technology and Quantum Magnetics.  He was previously Senior Vice President Global IT for Oracle Corporation from October 2002 until April 2005.  Prior to Oracle, he was Chief Operating Officer of a Systems Integration and Outsourcing business for SAIC, a private system integrator, from November 1998 until October 2002.  Mr. Iwanowski has been a director of MegaPath since April 2006, and he also sits on the Board of Directors of Royalty Share and on the Boards of Advisors of Tricipher, Webify Solutions and Lign Up.

Rob Ketterson – Mr. Ketterson is Managing Partner of Fidelity Ventures, the private equity division of Fidelity Investments, where he has focused on investment opportunities in enterprise technologies, communications, and IT services since 1993.  Before joining Fidelity Ventures, Mr. Ketterson was a manager in the high technology practice of The Boston Consulting Group and, before that, a product manager for PC products at VLSI Technology, Inc.  Mr. Ketterson has been a director of MegaPath since March 2005. He also represents Fidelity Ventures on the Board of the National Venture Capital Association, and he is also on the Board of the New England Venture Capital Association.

Steve Krausz – Mr. Krausz is a General Partner with U.S. Venture Partners (USVP), a private venture capital firm, which he joined in 1985.  Mr. Krausz was a director of MegaPath Networks Incorporated from July 2004 until its acquisition by MegaPath in April 2006, at which time he became a director of MegaPath.  Mr. Krausz is also a member of the Boards of Directors of Agility Communications, Xponent, Electric Cloud, Sierra Monolithics, Object Reservoir, StrataLight, Vontu, Flexogics, Force10 Networks, PerformanceRetail, Kasenna, Notiva, Imperva, Synfora and Pathfire.  He is a Board Observer with CipherTrust and also serves on the Executive Board as Treasurer at the National Venture Capital Association.

Christopher P. (Woody) Marshall – Mr. Marshall has been a Managing Director of Trident Capital, a venture capital firm, since 1998, and was a Principal at such firm from 1996 to 1998.  Earlier in his career, Mr. Marshall was an Associate in the Leveraged Capital Group of Banque Paribas and prior to that a Financial Analyst in the Corporate Finance department of Chase Manhattan Bank.  Mr. Marshall has served as a director of MegaPath since April 2006.  From April 2000 through April 2006, Mr. Marshall was a director of MegaPath Networks Incorporated.  In addition to MegaPath, Mr. Marshall is also on the Board of Directors of XATA Corporation (XATA) and several privately held businesses.

Thomas Pardun – Mr. Pardun served on the Board of Directors of MegaPath Networks Incorporated from June 2002 until April 2006, at which time he became a director of MegaPath.  He is a retired Chairman of the Board of Western Digital Corporation. Mr. Pardun served in the capacity of Chairman from January 2000 until December 2001, and has been a Western Digital director since 1993.  He was Chairman and CEO of edge2net, a privately-held provider of international voice, data, and video services from December 2000 to October 2001.  Mr. Pardun retired as President of MediaOne International, Asia/Pacific (formerly U. S. West Asia-Pacific) in July 2000.  Before that, he was President and CEO of U. S. West Multimedia Communications, Inc., a subsidiary of U. S. West, Inc., and previously VP and General Manager of Business and Government Services at U. S. West Communications, and VP, Marketing and Planning for U.S. WEST Communications.  Before joining U. S. West, he was President of the Central Group for Sprint, and also served as President of Sprint's West Division and Senior VP of Business Development for United Telecom, a predecessor company to Sprint.  He held a variety of management positions during his 19-year tenure with IBM, concluding as Director of product line evaluation.  In addition to serving on the Boards of Directors of MegaPath and Western Digital Corporation, Mr. Pardun is a board member of CalAmp Corp. and Occam Networks.

Robert S. Sherman – Mr. Sherman has been a General Partner of Boston Millennia Partners, a private equity investment partnership, since 1997 and a director of MegaPath since October 2003.  Mr. Sherman’s previous private equity experience includes five years at Boston Capital Ventures and eight years as a General Partner at Hambro International Venture Fund.  He also has been Chief Financial Officer for two healthcare services companies, and has six years of banking experience with the Bank of Boston and Eliot Bank.

John Siegel – Mr. Siegel is a Partner of Columbia Capital, a venture capital firm.  He joined Columbia Capital in 2000 and focuses on communication services investments.  He has been a director of MegaPath since February 2000 and is also a member of the Boards of Directors of mindSHIFT Technologies, FDN Communications, ICG Communications, and Integrated Solutions.  Prior to joining Columbia Capital, he was a member of Morgan Stanley's Private Equity Group, where he specialized in investments in the telecommunications/data services arena.  Mr. Siegel has held positions with Fidelity Ventures and Alex. Brown & Sons, Incorporated.

James Cragg – Mr. Cragg has been President and Chief Operating Officer of MegaPath since he joined the company in March 2006.  Before joining MegaPath, from April 2001 to May 2004, Mr. Cragg was President and Chief Executive Officer of Linmor, Inc., a network management software company that built solutions for targeted vertical markets in healthcare, government, education, hospitality and energy sectors as well as for traditional telecommunication firms.  Mr. Cragg has also held positions as President and COO at PSINet, President and COO at Advanced Communications, Regional VP at Brooks Fiber, and various management positions at MCI.

Paul Milley – Mr. Milley has been the Chief Financial Officer of MegaPath Inc. since April 2006, previously serving as the Chief Financial Officer of MegaPath Networks Incorporated from October 2001 to April 2006.  Prior to joining MegaPath Networks Incorporated, Mr. Milley was the SVP and CFO of OnCommand Corporation (OCC), which provides entertainment software and technologies to the hospitality industry.  His previous titles include VP and CFO of 3DO Corporation, SVP and CFO of ComputerLand Corporation, and positions in all levels of finance at other software and consulting organizations.  Mr. Milley has also been a director and the Chief Financial Officer of MDS since August 2006.  Mr. Milley was also appointed a director of DSL.net in August 2006 as one of our designated representatives.

Steven B. Chisholm – Mr. Chisholm has served as Senior Vice President of MegaPath since he joined MegaPath in August 2004.  Prior to this position, he served as a consultant to Bell West Inc., providing legal services and acting in the role of Executive Director, Legal Services from March 2003 to July 2004.  From October 2000 through September 2001, Mr. Chisholm served as the Senior Vice President, General Counsel and Corporate Secretary at Global Metro Networks, Inc., a builder of dark fiber communication networks in major centers of business throughout Europe and the Untied States.  He joined Global Metro from AT&T Canada, where he served as Senior Vice President, General Counsel and Corporate Secretary from June of 1999.  In October 2000, Mr. Chisholm was appointed to AT&T Canada’s Board of Directors and remained on the Board until October 2002.  Prior to joining AT&T Canada, Mr. Chisholm served as Senior Vice President, General Counsel and Corporate Secretary at MetroNet Communications Corp., the first national CLEC in Canada, from August 1997 until its acquisition by AT&T Canada in June 1999. Mr. Chisholm has also been a director and Senior Vice President of MDS since August 2006.  Mr. Chisholm was also appointed a director of DSL.net in January 2007 as one of our designated representatives.  Mr. Chisholm is a resident of and citizen of Canada.

Except as described above, each of these persons is a citizen of the United States.  None of these persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years, nor has any of them been a party to any judicial or administrative proceeding during the past five years (other than matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.  The business address of each the persons listed above is c/o MegaPath, 555 Anton Boulevard, Suite 200, Costa Mesa, CA 92626.

Terms of the Transaction

Material Terms.  MDS holds approximately 91.7% of the outstanding common stock of DSL.net and has resolved to effect a short-form merger in which DSL.net will merge with and into MDS, with MDS being the surviving corporation.  Pursuant to Section 253 of the DGCL, the short-form merger may be accomplished by a vote of the Board of Directors of MDS.  Pursuant to the merger, each outstanding share of DSL.net common stock, including those shares owned by any executive officer, director or affiliate of DSL.net (other than shares held by MDS and the unaffiliated stockholders, if any, who properly exercise their statutory appraisal rights under the DGCL), will be canceled in exchange for the right to receive cash in the amount of $0.001 per share, without interest. Any shares of DSL.net common stock held by any executive officer, director or affiliate of DSL.net (other than shares held by MDS) will be cancelled in the merger upon the same terms and conditions as shares held by other stockholders.

Under the DGCL, because MDS holds at least 90% of the outstanding shares of each class of outstanding capital stock of DSL.net, MDS has the power to effect the short-form merger without a vote of the DSL.net Board of Directors or the unaffiliated stockholders of DSL.net. The Board of Directors of MDS have approved the short-form merger in accordance with Section 253 of the DGCL, and no other vote will be necessary to approve the merger. As a result, neither we nor DSL.net are soliciting proxies or consents from the Board of Directors of DSL.net or the stockholders of DSL.net. The reasons for the merger are set out in “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER—Reasons.” The material federal income tax consequences of the merger are set out in “SPECIAL FACTORS—MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER.”

The merger will occur no earlier than 30 days after the filing of this Information Statement with the SEC, which occurred on February 16, 2007, and no earlier than 20 days after the mailing of this Information Statement to stockholders of DSL.net.

Within ten days of the completion of the merger, a Notice of Merger and Appraisal Rights and Letter of Transmittal will be mailed to all DSL.net stockholders of record on the effective date of the merger.  In order to receive the merger consideration of $0.001 per share, each stockholder, or a duly authorized representative, must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the paying agent for the merger and (2) surrender their shares of DSL.net common stock by delivering the stock certificate or certificates that, prior to the merger, had evidenced those shares to the paying agent, as set forth in the Letter of Transmittal. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received.  Delivery of an executed Letter of Transmittal will constitute a waiver of statutory appraisal rights.

If you hold physical stock certificates for your shares, your per share merger consideration will be mailed to you approximately three business days after submitting to the payment agent your stock certificates with a properly completed Letter of Transmittal.  If you hold your shares in “street name,” you will receive your per share merger consideration in approximately two business days after the effectiveness of the merger.

For accounting purposes, the merger will be accounted for by MegaPath under the purchase method.

In general, for United States federal income tax purposes, the merger will be a taxable transaction to the stockholders of DSL.net (other than MDS). Each stockholder receiving cash in the transaction will recognize taxable gain or loss in the amount of the difference between the amount of cash that such stockholder receives for his or her shares of DSL.net common stock in the merger and such stockholder’s adjusted tax basis for each share of DSL.net common stock owned at the time of the merger. See “SPECIAL FACTORS—MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER.”

Appraisal Rights. Holders of DSL.net common stock who properly perfect their appraisal rights under Section 262 of the DGCL will have the right to seek an appraisal and to be paid the “fair value” of their shares of

DSL.net common stock at the effective time of the merger. The fair value of the DSL.net common stock is determined exclusive of any element of value arising from the expectation or accomplishment of the merger.

The following is a brief summary of the statutory procedures that a holder of DSL.net common stock must follow in order to perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, the complete text of which is set forth in Appendix A to this Information Statement and is incorporated into this Information Statement by this reference. Any holder of DSL.net common stock considering demanding appraisal of their shares is advised to consult that stockholder’s own independent legal counsel with respect to the availability and perfection of appraisal rights in the merger.

Notice of the effective date of the merger and the availability of appraisal rights under Section 262 will be mailed to record holders of the DSL.net common stock within 10 calendar days of the effective date of the merger, along with a Letter of Transmittal. The Notice of Merger and Appraisal Rights and Letter of Transmittal should be reviewed carefully by the stockholders. Any DSL.net stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and Letter of Transmittal, to demand in writing from MDS, the surviving company in the merger, an appraisal of his, her or its shares. This demand will be sufficient if it reasonably informs MDS of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her shares. Failure to make a timely demand forecloses a stockholder’s right to an appraisal of his, her or its shares.

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the name of the stockholder of record appears on the stock certificates.  A person having a beneficial interest in shares of DSL.net common stock that are held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights.  If the shares of DSL.net common stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by or for the record owner.  If the shares of DSL.net common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners.  An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.  If a stockholder holds shares of DSL.net common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.  Beneficial owners of DSL.net common stock who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights within 20 days following the mailing of the Notice of Merger and Appraisal Rights and Letter of Transmittal.

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds shares of DSL.net common stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner.  In such case, the written demand must set forth the number of shares covered by such demand.  Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of DSL.net common stock outstanding in the name of such record owner.

Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to the address specified in the Notice of Merger and Appraisal Rights and Letter of Transmittal. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of DSL.net common stock covered by the demand and that the stockholder is demanding appraisal of his or her shares.

Within 120 calendar days after the effective date of the merger, MDS, as the surviving corporation in the merger, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery, referred to herein as the Delaware Court, demanding a determination of the fair value of the shares of DSL.net common stock held by such stockholder.  MDS is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of DSL.net common stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. If a stockholder files a petition, a copy of the petition must be served on MDS.

Within 120 calendar days after the effective date of the merger, any stockholder of record who has appraisal rights and complies with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from MDS a statement setting forth the aggregate number of shares of DSL.net common stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of DSL.net common stock. This statement must be mailed within 10 calendar days after a written request therefor has been received by MDS or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights.  The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder.  Where proceedings are not dismissed, the Delaware Court will appraise the shares of DSL.net common stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

Although we believe that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration.  Moreover, we do not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of DSL.net common stock is less than the merger consideration.  In determining “fair value” in an appraisal proceeding, a Delaware Court will generally consider all relevant factors involving the value of a company, including market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on the future prospects of the merged corporation, as well as valuation techniques or methods that are generally considered acceptable in the financial community and are otherwise admissible in court.

Holders of shares of DSL.net common stock considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as or less than the consideration they are entitled to receive from MDS pursuant to the merger if they do not seek appraisal of their shares.  The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances.  However, costs do not include attorneys' and expert witness fees.  Each stockholder seeking appraisal rights is responsible for his or her attorneys' and expert witness expenses, although, upon application, the Delaware Court may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

Any holder of shares of DSL.net common stock who has duly demanded appraisal in compliance with Section 262 will not be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time of the merger.

At any time within 60 days after the effective time of the merger, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of MDS.  If no petition for appraisal is filed with the Delaware Court within 120 days after the effective time of the merger, stockholders’ rights to appraisal shall cease, and all holders of shares of DSL.net common stock will be entitled to receive the merger consideration of $0.001 per share.  Inasmuch as MDS has no obligation to file such a petition, and MDS has no present intention to do so, any holder of shares of DSL.net common stock who desires such a petition to be filed is advised to file it on a timely basis.  Any stockholder may withdraw such stockholder's demand for appraisal by delivering to MDS a written withdrawal of his, her or its demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of MDS and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of the appraisal rights.

STOCKHOLDERS ARE URGED TO READ APPENDIX A IN ITS ENTIRETY BECAUSE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

Provisions for Unaffiliated Security Holders.  We do not intend to grant unaffiliated stockholders special access to our records in connection with the merger. We also do not intend to obtain counsel or appraisal services for the unaffiliated stockholders of DSL.net.

Past Contacts, Transactions, Negotiations and Agreements

Transactions. Prior to the discussions and negotiations between us and DSL.net that led to our purchase of DSL.net promissory notes in August 2006, MegaPath had been a wholesale customer of DSL.net since January 2003, and was also a supplier of telecommunications services to DSL.net from 2004 until July 2005.  MegaPath’s purchases of services from DSL.net have not exceeded 1% of DSL.net’s revenue in any year that DSL.net provided services to MegaPath.  For example, for the eight months ended August 31, 2006, total DSL.net revenue attributable to MegaPath’s purchases of services from DSL.net was approximately $109,000, or approximately 0.43% of DSL.net’s total revenue.  DSL.net’s purchases from MegaPath did not exceed 1% of DSL.net’s revenue nor 1% of DSL.net’s network expenses in any year that MegaPath provided services to DSL.net.  For example, for the seven months ended July 30, 2005, when MegaPath ceased providing services to DSL.net, DSL.net incurred vendor costs with MegaPath totaling less than $2,000, representing approximately 0.01% of the DSL.net’s network costs.

Significant corporate events.  Because of DSL.net’s deteriorating financial situation in 2006, DSL.net embarked on a determined effort to obtain additional financing or to find an appropriate acquirer.  In order to provide assistance with these efforts, DSL.net engaged The Bank Street Group LLC, a private investment banking firm which provides financial advisory services to middle-market companies and is referred to herein as Bank Street.  In April 2006, Bank Street contacted MegaPath on behalf of DSL.net and initiated discussions with MegaPath.  Initially, these discussions focused on MegaPath’s potential purchase of certain identified DSL.net assets, but those discussions eventually expanded to contemplate a debt financing of DSL.net that would enable MegaPath to obtain 100% control of DSL.net.  Following a period of due diligence by MegaPath, DSL.net and MegaPath negotiated the terms of a $13 million debt financing of DSL.net, subject to the receipt of certain third-party approvals.  These negotiations included negotiation regarding the portion of the $13 million of consideration to be paid by MegaPath in the financing transaction for notes that would be convertible into DSL.net common stock and the portion that would be paid for a non-convertible note.  While we negotiated for a lower price for the convertible promissory notes, the aggregate purchase price for the convertible notes was ultimately agreed to be $2.0 million.

On August 22, 2006 we entered into a purchase agreement with DSL.net pursuant to which DSL.net agreed to issue and MDS agreed to purchase, in a private placement, promissory notes in the aggregate stated principal amount of $15,002,000 for an aggregate purchase price of $13,000,000 in cash.  These notes consisted of a non-convertible note in the stated principal amount of $13,002,000 that was issued at a $2,002,000 discount to its stated principal amount, and four convertible notes, in the aggregate principal amount of $2.0 million and that in the aggregate were convertible into 91% of the outstanding common stock of DSL.net, measured on a fully-diluted basis, as of the conversion date of the fourth note.  The closing of the purchase of the notes occurred on August 28, 2006.

Pursuant to the terms of the purchase agreement for the financing transaction, we were entitled to name two representatives to the DSL.net Board of Directors at the closing of the financing transaction.  Pursuant to those rights, Paul Milley and Emerson Walters, members of MegaPath management who were nominated by MegaPath, became members of the DSL.net Board of Directors on August 28, 2006.  The purchase agreement for the financing transaction also provided that MegaPath could appoint two additional representatives to the Board of Directors after we held a majority of DSL.net’s outstanding common stock.  Pursuant to these rights, Steven B. Chisholm and J. Brooke Mastin became directors of DSL.net on January 18, 2007.  At such time, MegaPath nominees constituted a majority of the Board of Directors of DSL.net.

In addition, on August 28, 2006, DSL.net entered into a security agreement with MegaPath, in support of DSL.net’s debt obligations under the financing transaction, granting MegaPath a security interest in substantially all of DSL.net’s assets, subject to the prior rights of a senior lender under a subordination agreement, dated as of August 28, 2006, by and among MegaPath, DSL.net and the senior lender.

The August 2006 purchase agreement provided for the potential issuance and sale of additional non-convertible notes upon substantially the same terms as the non-convertible note issued in August 2006.  On October 30, 2006, pursuant to these terms, DSL.net borrowed another $1 million from us and DSL.net issued MDS a non-convertible promissory note in the stated principal amount of $1,182,000.

On January 1, 2007, MDS converted the first three of its convertible notes and was issued an aggregate of 274,310,638 shares of DSL.net common stock, at which time MDS held approximately 53.4% of DSL.net’s outstanding common stock.  The three notes were in the respective principal amounts of $30,000, $300,000 and $150,000, and upon conversion DSL.net issued 26,263,109 shares, 211,803,533 shares and 36,243,996 shares, respectively, of DSL.net common stock.

On January 30, 2007, at a special meeting of the stockholders of DSL.net, an amendment to DSL.net’s Amended and Restated Certificate of Incorporation increasing the authorized number of shares of DSL.net common stock from 800,000,000 shares to 4,000,000,000 shares and changing the par value of the common stock from $0.0005 to $0.0001 per share was approved.  The amendment, which had been previously approved by the DSL.net Board of Directors in August 2006, was then filed with the Delaware Secretary of State.

On February 1, 2007, the Boards of Directors of MegaPath and MDS approved the conversion of the fourth convertible note held by MDS into DSL.net common stock and approved the terms of the merger of DSL.net into MDS.

On February 5, 2007, MDS converted its fourth convertible note, in the principal amount of $1,520,000, and was issued 2,376,520,454 shares of DSL.net common stock, at which time MDS held approximately 91.7% of DSL.net’s outstanding common stock.

Purposes of the Transaction and Plans or Proposals

Use of Securities Acquired. The shares of DSL.net common stock acquired in the merger will be canceled.

Plans. Upon the merger, DSL.net will not be the surviving company and the current officers and directors of MDS, the surviving company, will be the officers and directors of MDS following the merger.  Accordingly, the members of the Board of Directors and officers DSL.net will cease to be directors and officers of DSL.net effective upon consummation of the merger.

Following the merger, we intend to cause the DSL.net common stock to cease being quoted on the OTCBB and to cause DSL.net to terminate the registration of its common stock under Section 12 of the Exchange Act following the merger. This would result in the suspension of DSL.net’s duty to file reports pursuant to the Exchange Act. See “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER—Effects.”

Source and Amount of Funds or Other Consideration

Source of Funds. The total amount of funds required to pay the merger consideration to the unaffiliated stockholders of DSL.net and to pay related fees and expenses is estimated to be approximately $309,047. MegaPath plans to fund the purchase price with cash from its working capital that is not subject to any financing condition.

Conditions. There are no conditions to financing arrangements for the merger, and there are no alternative financing arrangements or alternative financing plans.

Expenses. The paying agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the merger, including certain liabilities under U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer in connection with the merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following table summarizes those fees and expenses incurred, or reasonably estimated to be incurred, by us in connection with the merger:

SEC filing fee	$26
Legal fees and expenses	$35,000
Printing and mailing costs	$22,500
Paying agent	$7,500
Miscellaneous	$5,000
Total	$70,026

DSL.net has not paid and will not be responsible for paying any of the expenses incurred by us in connection with the merger.

Interest in Securities of DSL.net

Securities Ownership. MDS owns 2,650,831,092 shares of DSL.net common stock, representing approximately 91.7% of the outstanding shares of DSL.net common stock.  Because MegaPath owns 100% of the shares of MDS, it may also be deemed the beneficial owner of these shares owned by MDS. To our knowledge, no director or executive officer of MegaPath or MDS beneficially owns any shares of DSL.net, except to the extent any such person may be deemed to beneficially own such shares beneficially owned by MDS or MegaPath.

Securities Transactions.  On January 1, 2007, MDS converted three of the convertible promissory notes acquired from DSL.net on August 28, 2006 and was issued an aggregate of 274,310,638 shares of DSL.net common stock.  The three notes were in the respective principal amounts of $30,000, $300,000 and $150,000, and upon conversion, DSL.net issued 26,263,109 shares, 211,803,533 shares and 36,243,996 shares, respectively, of DSL.net common stock, resulting in prices per share of $0.00114, $0.00142, and $0.00414, respectively.  On February 5, 2007, MDS converted its fourth convertible note acquired from DSL.net on August 28, 2006, in the principal amount of $1,520,000, and was issued 2,376,520,454 shares of DSL.net common stock at a price per share of $0.00064.  In summary, during the first quarter of 2007, MDS purchased 2,650,831,092 shares of DSL.net common stock at an average price per share of $0.00075.

Financial Statements

Financial Information. The following summary consolidated financial information was derived from DSL.net’s audited consolidated financial statements as of and for each of the years ended December 31, 2005 and 2004 and from its unaudited consolidated financial information as of and for the nine months ended September 30, 2006.  This financial information is only a summary and should be read in conjunction with DSL.net’s historical financial statements and the accompanying footnotes, which are incorporated by reference into this Information Statement.  See “Incorporation by Reference” below for instructions on obtaining copies of that information.

(Amounts in Thousands Except Per Share Amounts)

	Nine Months Ended September 30,	Year Ended December 31,
	2006	2005	2004
Statement of Operations:
Continuing operations:
Revenue	$28,401	$49,019	$60,755
Operating expenses:
Network (A)	22,239	34,972	42,924
Operations (A)	3,684	5,155	8,212
General and administrative (A)	5,895	10,364	11,189
Sales and marketing (A)	967	815	4,243
Stock compensation	2,283	-	-
Depreciation and amortization	2,600	4,990	12,370
Total operating expenses	37,668	56,296	78,938

Operating loss from continuing operations	(9,267)	(7,277)	(18,183)

Interest income (expense), net from continuing operations	(3,717)	(9,322)	(5,363)
Other income (expense), net from continuing operations	(362)	13,663	135
Loss before income taxes from continuing operations	(13,346)	(2,936)	(23,411)
Income tax benefit	-	-	62
Net loss from continuing operations, net of income taxes	(13,346)	(2,936)	(23,349)
Net (loss) income from discontinued operations, net of taxes	-	(5,498)	120
Net loss	(13,346)	(8,434)	(23,229)
Dividends on preferred stock	-	-	(950)
Accretion of preferred stock	-	-	(8,852)
Fair value of Series Z Preferred Stock	-	2,630	(2,630)
Net loss applicable to common stockholders	$(13,346)	$(5,804)	$(35,661)

	Nine Months Ended September 30,	Year Ended December 31,
	2006	2005	2004
Net Loss Per Common Share:
Net Loss per common share, basic and diluted from continuing operations	$(0.06)	nil	$(0.20)
Net Loss per common share, basic and diluted from discontinued operations	$-	$(0.02)	nil
Net Loss per common share, basic and diluted	$(0.06)	$(0.02)	$(0.20)
Shares used in computing net loss per share	239,021	233,621	181,831
Cash Flow Data (B):
Used in operating activities	$(6,035)	$(3,904)	$(7,541)
(Used in) provided by investing activities	$(575)	$5,312	$(3,078)
Provided by financing activities	$3,898	$328	$3,919
Other Data (B):
Capital expenditures	$639	$392	$651

	September 30,	Year Ended December 31,
	2006	2005	2004
Balance Sheet Data (B):
Cash, cash equivalents, restricted cash
and marketable securities	$6,053	$8,767	$9,511
Total assets	$15,929	$22,842	$40,862
Long-term obligations (including current
portion)	$16,602	$10,332	$14,830
Stockholders’ (deficiency) equity	$(7,239)	$3,672	$12,106

(A) Excluding stock compensation, depreciation and amortization.

(B) Includes discontinued operations.

Ratio of earnings to fixed charges.  The following table sets forth DSL.net’s ratio of earnings to fixed charges for the periods indicated:

	Year Ended					Nine Months Ended Sep. 30, 2006
	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31 2004	Dec. 31, 2005

Ratio of earnings to fixed charges(1)	-	-	-	-	0.7	-

____________________

(1)

For purposes of this calculation, “Earnings” consist of income (loss) before income taxes and fixed charges from continuing operations.  “Fixed charges” consist of interest expense, amortization of debt discounts and the component of rental expense believed by management to be representative of the interest factor for those amounts.  DSL.net had deficiencies in earnings necessary to cover fixed charges in each period as follows (in thousands):  2001-$114,542; 2002-$36,381; 2003-$35,180; 2004-$23,411; 2005-$2,936 and the nine months ended September 30, 2006-$13,346.  DSL.net used $12,400,000 of the proceeds from the MegaPath August 2006 debt financing transaction to prepay at a negotiated discount its debt owing to DunKnight Telecom Partners LLC and its co-investor (“DunKnight”) with a face principal of $13,000,000 which was due to mature on December 4, 2006.  The difference in the interest expense between the newly acquired (MegaPath) debt and the retired (DunKnight) debt would not change the ratio of earnings to fixed charges by 10% or more; accordingly, a pro forma ratio is not presented in the above table.

Book value.  The book value of DSL.net common stock as of September 30, 2006 was $0 because DSL.net had negative stockholders’ equity as of September 30, 2006.

Incorporation by reference.  The following information, which DSL.net has filed separately with the SEC, is incorporated by reference into, and should be considered part of, this Information Statement (except to the extent it has been superseded by information contained directly in this Information Statement):

•

The audited financial statements as of and for each of the years ended December 31, 2005 and 2004 contained in DSL.net’s Annual Report on Form 10-K for the year ended December 31, 2005.

•

The unaudited financial information as of and for the nine months ended September 30, 2006 contained in DSL.net’s Quarterly Report on Form 10-Q for the quarter ended on that date.

You may view and print out DSL.net’s Forms 10-K and 10-Q from the SEC’s website at www.sec.gov.  You may read and copy any of the documents incorporated by reference at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Pro forma information. No pro forma data giving effect to the merger is provided because MegaPath does not believe such information is material to the unaffiliated stockholders in evaluating the proposed transaction since (1) the consideration for DSL.net common stock is all cash and (2) if the proposed transaction is completed, DSL.net’s common stock would cease to be publicly traded.

Unaudited DSL.net revenue for the quarter and year ended December 31, 2006. On February 7, 2007, DSL.net disclosed its unaudited revenue for the quarter and year ended December 31, 2006 of approximately $8,241,000 and $36,642,000, respectively. DSL.net’s unaudited revenue for the quarter ended December 31, 2006 represented a 6.3% decline compared to DSL.net’s unaudited revenue for the quarter ended September 30, 2006.  DSL.net’s unaudited revenue amount for the year ended December 31, 2006 represented a 25.2% decline compared to DSL.net’s revenue for the year ended December 31, 2005.

Persons/Assets, Retained, Employed, Compensated or Used

There are no persons or classes of persons who are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the merger, and no employees or corporate assets of DSL.net will be used by MegaPath or its affiliates in connection with the merger.

Appendix A

DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)

Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.

Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.

Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)

Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)

After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

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